Exhibit 1.5

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Investor Relations	Media Relations
Monish Bahl CDC Corporation (678) 259-8510 monishbahl@cdcsoftware.com	Jennifer Buchhalter Articulate Communications Inc. (617) 451-7788 ext. 16 jbuchhalter@articulatepr.com

Litehouse Foods Chosen By Consumer Goods Technology as Breakthrough SMB Company

Leading manufacturer of refrigerated dressing, dips and sauces recognized for leveraging CDC Software’s Ross Enterprise to improve forecasting, scheduling and production

ATLANTA – Feb. 21, 2007 – CDC Software, a wholly owned subsidiary of CDC Corporation (NASDAQ: CHINA) and a provider of industry-specific enterprise software applications and consulting services, announced today that its customer, Litehouse Foods, has been recognized by Consumer Goods Technology (“CGT”) for outstanding achievement in the Breakthrough Small and Medium Size Business (SMB) category for leveraging CDC Software’s Ross Enterprise applications to achieve optimal order fulfillment performance and overall customer service levels. This annual award recognizes the leaders in the consumer goods market.

Litehouse was growing rapidly in order volume, as well as number of product lines – the manufacturer more than tripled its offerings in a five-year period. To avoid stockouts, oversupply and safety stock expense, it was critical for the company to predict demand and effectively manage the increased procurement and distribution complexity. The company has realized substantial cost savings in less than a year, increasing product fill rates by 10 percent, while simultaneously reducing finished goods inventory by 6 percent, significantly reducing carrying costs. In addition, Litehouse has increased reliability and forecast accuracy, while improving visibility and increasing customer-service levels.

“By achieving a correct one-number forecast for the entire company using Ross Enterprise from CDC Software, we can now plan, modify and manage at the customer level like never before possible,” said Deena Presnell, COO of Litehouse. “This data is turned into useful information that allows us to proactively plan for trade promotions, improve overall collaboration with our trading partners and, through this, increase customer satisfaction. We are well-positioned for growth and anticipate even greater results.”

“As specialists in the food industry, we’re providing the software applications needed to address the unique challenges faced by Litehouse Foods and other rapidly growing food processors,” said Beth Berndt, director of Industry Solutions at CDC Software, focused on the food and beverage sector. “The CGT award and the recognition of Litehouse’s achievements are a reflection of our commitment to customer success and we are honored to assist a truly innovative company in the consumer goods market.”

About Ross Enterprise for Food and Beverage

Ross Enterprise is CDC Software’s comprehensive suite of applications for food and beverage manufacturers. The suite of applications includes enterprise resource management (ERP), supply chain management (SCM), warehouse management, customer relationship management, real time performance management and business analytics. Together, these systems address the unique challenges in food and beverage including the need for detailed product costing and profitability analysis, management of pricing and promotions, optimized forecasting and scheduling, improved order fulfillment and customer service, inventory optimization with minimal spoilage, and compliance with food safety regulations and mock recalls. Ross Enterprise is used worldwide by over 1,200 companies including Boar’s Head, Kerry Ingredients, Cheesecake Factory, Pez Candies, Nellson Nutraceuticals, Hilmar Cheese, Michael Angelo’s and Litehouse Foods. For more information, visit www.rossinc.com.

About CDC Software
CDC Software, The Customer-Driven Company™, is a provider of enterprise software applications designed to help organizations deliver a superior customer experience while increasing efficiencies and profitability. CDC Software’s product suite includes the Pivotal CRM (customer relationship management), c360 CRM add-on products, industry solutions and development tools for the Microsoft Dynamics CRM platform, Ross Enterprise (enterprise resource planning) and SCM (supply chain management), MVI real-time performance management, IMI warehouse management and order management, Platinum China HR (human resource) and business analytics solutions.

These industry-specific solutions are used by more than 5,000 customers worldwide within the manufacturing, financial services, health care, home building, real estate, and wholesale and retail distribution industries. The company completes its offerings with a full continuum of services that span the life cycle of technology and software applications, including implementation, project consulting, outsourced business services, application management and offshore development. CDC Software is the enterprise software unit of CDC Corporation (NASDAQ: CHINA) and is ranked number 18 on the Manufacturing Business Technology 2006 Global 100 List of Enterprise and Supply Chain Management Application vendors. For more information, please visit www.cdcsoftware.com.

About CDC Corporation

The CDC family of companies includes CDC Software focused on enterprise software applications and services, CDC Mobile focused on mobile applications, CDC Games focused on online games, and China.com focused on portals for the greater China markets. For more information about CDC Corporation (NASDAQ: CHINA), please visit www.cdccorporation.net.

Cautionary Note Regarding Forward-Looking Statements
This press release includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. These statements are based on management’s current expectations and are subject to risks and uncertainties and changes in circumstances. Factors that could cause actual results to differ materially from those anticipated in the forward looking statements include, quarterly fluctuation of software product license revenue, weakening of customer demand for enterprise systems, maintenance of a minimal backlog, and uncertainty of demand for new product offerings. Further information on risks or other factors that could cause results to differ are detailed in filings or submissions with the United States Securities and Exchange Commission made by our parent, CDC Corporation, including its Annual Report for the year ended December 31, 2005 on Form 20-F filed on June 21, 2006. All forward-looking statements included in this press release are based upon information available to management as of the date of the press release, and you are cautioned not to place undue reliance on any forward looking statements which speak only as of the date of this press release. The company assumes no obligation to update or alter the forward looking statements whether as a result of new information, future events or otherwise.

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